United States securities and exchange commission logo





                                May 8, 2024

       Sam Wai Hong
       Chairman of the Board of Directors
       Smart Digital Group Ltd
       150 Beach Road #2805/06 Gateway
       West Singapore 189720

                                                        Re: Smart Digital Group
Ltd
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted April 10,
2024
                                                            CIK No. 0002014955

       Dear Sam Wai Hong:

                                                        We have reviewed your
draft registration statement and have the following comment(s).

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1 Submitted April 10, 2024

       Prospectus Cover Page, page i

   1. Please revise to state that your structure involves unique risks to investors and disclose that you are not a
Chinese operating company. Please also provide disclosure
                                                        acknowledging that
Chinese regulatory authorities could disallow your corporate structure, which would
likely result in a material change in your operations and/or a material change in the
value of the securities you are registering for sale, including that it could cause the value
of such securities to significantly decline or become worthless.
   2. You state that neither the operations of the PRC subsidiaries, nor your listing, are
                                                        "expected to be
affected" and you are "not subject to cybersecurity review by the CAC under the Cybersecurity
Review Measures, nor will any such entity be subject to the
                                                        Security Administration
Draft," and that this is "as confirmed" by PRC Counsel, Allbright
                                                        Law Offices (Xiamen).
Please revise to ensure that the disclosure covers both you and your subsidiaries, as
references to PRC subsidiaries, the listing, and "any such entity," do
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Smart Digital Group Ltd Wai Hong
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         not appear to cover you and your subsidiaries. Please also clearly state, if true, that the
         conclusions presented here are the opinion of AllBright Law Offices, as opposed to stating that the conclusions are "as confirmed," or "as advised," by counsel. Please make similar revisions elsewhere that you rely on an opinion of counsel in your disclosure. Finally, please clarify what you mean that operations and your listing are not "expected to be affected," as this appears less certain than the statements that you are not subject to cybersecurity review or the Security Administration Draft.
3. Please revise your disclosure to discuss China's Enterprise Tax Law ("EIT Law"), as applicable. We note your discussions under "Dividend Policy" on page 48 as well as "PRC
         Taxation" on page 111 as well as your corporate structure which includes the wholly-
         owned Hong Kong subsidiary Smart Digital (HK) Culture Limited ("Smart Digital HK").
4. Please revise your disclosure to affirmatively state, if true, that you do not use a VIE structure.
5. You state that as of the date of the prospectus, none of your subsidiaries has made any dividends or distributions to the Company, and the Company has not made any dividends or distributions to shareholders. Please revise to indicate whether the Company has made any dividends or distributions to your subsidiaries.
6. We note throughout that you indicate that legal and operational risks associated with operations of your PRC subsidiaries being based in China, which could result in material changes in the operations of your PRC subsidiaries. Please revise throughout to clarify that the legal and operational risks associated with operating in China also apply to operations in Macau.
7. Disclose on the cover page how regulatory actions related to data security or anti-
         monopoly concerns in Macau have or may impact the company's ability to conducts its business, accept foreign investment, or list on a U.S./foreign exchange.
Overview, page 1

8. You state that you revenue has demonstrated significant growth in the previous two fiscal years, representing a growth rate of 429.0% and a net income growth rate of 1,404.9%.
         Disclose that this growth is due to the expansion of the scope of your business in 2023, with the addition of internet media services, software customization and marketing, and business planning and consulting services. Disclose the percentage of the increase in revenue that was due to the addition of the businesses as opposed to an organic increase in revenue, and indicate, if true, that you do not expect these significant growth rates to continue in future periods.
Summary of Risk Factors, page 1

9. Please revise the cross-references to the individual risk factors to include the page number where each risk factor can be found. We note your disclosure at the beginning of each risk factor subsection providing a page range where the associated risk factors are disclosed.
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10.      Please revise your risk factor title and discussion here and in your
Risk Factors section,
         including the risk factor beginning "Given the Chinese government's significant oversight and discretion..." on page 27 to reflect that the Chinese government has significant
         "oversight and control" over the conduct of the PRC subsidiaries' business, rather than
         "oversight and discretion."
Risks Relating to Doing Business in Macau and Singapore, page 3

11. Include risk factor disclosure here and in the risk factor section explaining whether there are laws/regulations in Macau that result in oversight over data security, how this oversight impacts the company's business and the offering, and to what extent the company believes that it is compliant with the regulations or policies that have been issued.
Permissions and Approvals in Macau, Singapore and mainland China, page 4

12. State affirmatively here and elsewhere as appropriate whether you and your subsidiaries have received all requisite permissions or approvals from PRC and Macau authorities required to operate your business and to offer the securities being registered to foreign investors, and whether any permissions or approvals have been denied. The disclosure currently notes only that certain subsidiaries have not received notification regarding non-
         compliance or that a particular license is required to operate the business. To the extent you rely on an opinion of counsel, name counsel and file the consent of counsel as an exhibit.
Corporate Information , page 7

13. We note that you website address is www.smdmeta.com and that you disclose on page 88, for example, that you will make your Code of Business Conduct and Ethics publicly available on your website prior to the closing of this offering. However, we note that your website does not appear to be fully functional, including what appears to be stock imagery of certain individuals. Please advise.
Corporate Structure, page 7

14. Please revise your corporate structure diagram here and on page 53 to reflect the ownership percentage held in each of your entities. In this regard, we note your disclosure elsewhere that Smart Digital Meta is wholly-owned by SMD, however, this is not currently reflected in the diagram. Further, please revise your footnotes to the diagram to reflect any related party relationships or other affiliated relationships with your company and subsidiaries. We note that footnote (4), for example, reflects holdings by
         LIAO Junhui, who is disclosed in the "Related Party Transactions" section on page 91 as your Shareholder Legal representative, executive director, and manager of Smart Digital
 Sam Wai Hong
FirstName  LastNameSam
Smart Digital Group Ltd Wai Hong
Comapany
May  8, 2024NameSmart Digital Group Ltd
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         (Guangzhou) Time Culture Development Co., Ltd., or Smart Digital GZ,
one of your PRC
         operating subsidiaries. Also identify clearly the entity in which investors are purchasing their interest and the entities in which the company's operations are conducted.
Risk Factors
Risk Relating to Our Business and Industry
Risks relating to the business planning and consulting services
Demand for the business development and consulting services may decrease if the operating entities are unable... , page 15

15. Please revise this risk factor to, by way of example or otherwise, briefly describe the technologies, leading technologies and future technologies referenced in this risk factor that your consulting services are based on and that you then derive a significant portion of your revenues. In this regard, your disclosure is high-level and general rather than specific to your business and operations. Consider whether other risk factors in this section and in your Risk Factor section in general should be similarly revised to concisely add detail specific to your business activities.
We have historically been significantly reliant on related party loans., page
23

16. Please revise this risk factor to provide context for your statement that you have significantly relied on related party loans by revising to include dollar amounts in outstanding related party loans, for example. We note your cross-reference to the section titled "Related Party Transactions" beginning on page 91. Enforceability of Civil Liabilities, page 45

17. Please revise this section to discuss enforceability of civil liabilities in Hong Kong if any of your officers or directors are located in Hong Kong. We note your disclosure elsewhere that when taking certain corporate actions certain members of your board of directors may be physically located in Singapore.
18. We note that it appears that one or more of your directors, officers or members of senior managements are located in the PRC/Hong Kong. If so, please revise this section to (i)
         state that is the case and identify the relevant individuals and where they are located, and
         (ii) include a separate "Enforceability" section, consistent with Item 101(g) of Regulation
         S-K, and risk factor addressing the challenges of bringing actions and enforcing judgments/liabilities against such individuals (i.e., it will be much more difficult to take these actions).
Exchange Rate Information, page 47

19. We note the tables related to the exchange rates for Singapore dollars and RMB. Please revise this section to include a table and other information as applicable to account for the
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Smart Digital Group Ltd Wai Hong
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         Macanese Pataca and MOP. In this regard, we note your disclosure on page iii that your
         business operations are conducted by three operating entities, including Aosi in Macau using the Macanese Pataca.
Dividend Policy, page 48

20. Please revise this section to include a discussion of any restrictions or regulations in
         Macau relating to the payment of dividends.
Corporate History and Structure
Our Corporate History, page 52

21. Please revise this section to briefly provide additional detail regarding the history of transactions that led to your current corporate structure, including the involvement of related parties or entities controlled by related parties. For example, please expand your discussion regarding the parties and transactions involved in the "equity transfers" on
         October 25, 2022 and January 8, 2023 resulting in Aosi, your Macau operating subsidiary, becoming a wholly-owned subsidiary of Smart Digital Meta.
COVID-19 Pandemic Affecting our Results of Operations, page 55

22. You state that the COVID-19 pandemic adversely affected the operating entities' business operations in the fiscal years ended September 30, 2023 and 2022, but at the same time state that the COVID-19 pandemic has had minimal impact on the operating entities'
         business and operations. Please revise to reconcile these statements. To the extent that operations during these periods were not materially impacted by COVID-19, please consider removing this disclosure.
Business, page 64

23. We note your discussion regarding potential chargebacks and other losses for various reasons, including fraud in the risk factor beginning "[t]he operating
entities    business
         may be subject to chargebacks..." on page 12. Please revise your Business section and elsewhere as applicable to discuss any policies, procedures or other measures you have in place to prevent or reduce incidents of fraud or other negative outcomes.
Our Services
Internet media services, page 66

24. We note that during fiscal year 2023, Aosi provided internet media services to one corporate customer based in Hong Kong and that internet media services accounted for
         21.47% of total revenue in the same period. Please revise to disclose the name of the customer and whether this customer is a related party or otherwise affiliated with your
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FirstName  LastNameSam
Smart Digital Group Ltd Wai Hong
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         officers, directors or other entities. Additionally, please revise to provide a summary of
         the key terms of this agreement. We note that you intend to file the agreement as Exhibit
         10.4 in subsequent amendments.
Software customization and marketing services, page 66

25. Please revise your disclosure here and elsewhere as appropriate to discuss whether your software customization and marketing services are web-based and, if so, please provide any applicable website for this business. In this regard, we note that your disclosure reflects that the proprietary software includes functions related to customers establishing an online store and well point-based loyalty programs tied to a customer's buyers'
         engagement.
Business planning and consulting services, page 67

26. We note that you delivered services related to consulting and designing services focusing on digital products, such as non-fungible token (NFT) products, where "the operating entities design tailor-made NFT products based on customers' requirements." Please revise this section to briefly expand your disclosure to explain what specific activities are involved in designing tailor-made NFT products. We note your disclosure stating that you do not have custody, operate or maintain and NFT trading platforms, do not invest in
         NFTs and do not accept payment in the form of digital assets.
Our Suppliers, page 68

27. Please revise your disclosure here and elsewhere as appropriate to discuss whether you have entered into any written agreements with your third-party suppliers, including the three suppliers that accounted for more than 10% of your total operating costs. As applicable, please file any agreements required to be filed by Item 601(b)(10) of
         Regulation S-K. Last, please revise your disclosure throughout your registration statement to clarify whether you are referring to suppliers or customers as there appears to be instances where these terms are used interchangeably. For example, in the last paragraph on page 68 you discuss your suppliers but then also state that "Feitongxiaoke Cultural
         Communication Co., Ltd. was the second largest customer in the fiscal year of 2022 and
         25% of its shares are owned by Mr. SAM WAI HONG, our Chairman of the Board of
         Directors. None of the other major suppliers were our related parties."
Regulations
PRC
Regulations Related to Mergers and Acquisitions and Overseas Listings
Overseas Listings, page 80

28. Here and elsewhere throughout your registration statement you discuss that your PRC legal counsel, AllBright Law Officer (Xiamen), has advised that you are not required to
 Sam Wai Hong
Smart Digital Group Ltd
May 8, 2024
Page 7
         complete the filing procedure with the CSRC pursuant to the Trial Measures, including because "the operating revenue, total profit, total assets, or net assets...accounted for by the PRC subsidiaries are all under 50%." Please revise your disclosure to discuss this point in greater detail, for example, providing a brief discussion of the relevant portions of the Trial Measures that address this threshold requirement and permit you to not be required to complete the CSRC filing procedure. Additionally, we note that as disclosed, all legal and operational risks associated with the PRC apply to Hong Kong and Macau, and that Macau is a Special Administrative Region of the PRC. Further, your table under
         "Our Customers" on page 68 reflects that 90.8% of all revenues in fiscal year 2023 were generated in mainland China and Macau, or 27% and 63.8%, respectively. However, it appears that the determination that you are not required to complete the filing procedure with the CSRC pursuant to the Trial Measures excludes Macau when determining the
            under 50%    threshold for certain financial information. Please
expand your disclosure to
         briefly explain and reconcile.
Related Party Transactions
Material Transactions with Related Parties, page 91

29. We note that you list several entities, including those that your Chairman of the Board,
         Sam Wai Hong, controls or has an ownership interest. Please revise your disclosure here and elsewhere throughout your registration statement as appropriate to briefly provide additional detail regarding the services or other resources provided by the related entities to the company. We note your disclosure in Note 10 to the financial statements as well.
Consolidated Balance Sheets, page F-3

30. We note the balance of "Accounts receivable, net" at September 30, 2023 was greater than
         90% of the amount of revenue generated for the year then ended. Please explain to us, and disclose as appropriate, the reason for this apparent relatively high relationship. Also explain the impacts on your operating cash flow of carrying such a high balance of accounts receivable, whether you have any concerns on the collectability of the balance, and your expectations on when the balance will be collected.

General

31. Please provide us with supplemental copies of all written communications, as defined in
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf,
FirstName LastNameSam Wai Hong
       have presented or expect to present to potential investors in reliance on Section 5(d) of the
Comapany   NameSmart
       Securities       Digital or
                  Act, whether  Group   Ltdretained, or intend to retain,
copies of those
                                   not you
May 8,communications.
        2024 Page 7
FirstName LastName
 Sam Wai Hong
FirstName  LastNameSam
Smart Digital Group Ltd Wai Hong
Comapany
May  8, 2024NameSmart Digital Group Ltd
May 8,
Page 8 2024 Page 8
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       Please contact Abe Friedman at 202-551-8298 or Theresa Brillant at
202-551-3307 if you
have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp at 202-551-3861 or Erin Jaskot at 202-551-3442 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services
cc:      Ying Li